 [Morgan Stanley Letterhead]

October 24, 2011

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Larry Greene

Re:	Tortoise Pipeline & Energy Fund, Inc. – Registration Statement on Form N-2
(File Nos. 333-175687 & 811-22585) (the “Registration Statement”)

To the Commission:

As representatives of the several underwriters of the proposed initial public offering (the “Offering”) of Tortoise Pipeline & Energy Fund, Inc. (the “Registrant”), we hereby join the Registrant’s request for acceleration of effectiveness of the Registration Statement to 3:00 pm, Eastern Time, on October 26, 2011, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Offering, dated September 23, 2011, through the date hereof:

Preliminary Prospectus dated September 23, 2011

112,500 copies to prospective underwriters, institutional investors, dealers and others.

Additionally, pursuant to Rule 461(b)(2) of the Act, copies of the Registration Statement, including the Statement of Available Information required by Rule 430(b) of the Act, have been made available to each of the several underwriters participating in the Offering.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC. UBS SECURITIES LLC
As representatives of the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Peter Bowden
Name:	Peter Bowden
Title:	Managing Director